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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No.        )*

                          WYNN'S INTERNATIONAL, INC.
                               (Name of Issuer)

                    Common Stock, $1.00 Par Value Per Share
                        (Title of Class of Securities)

                                  983195 10 8
                                (CUSIP Number)

Gregg M. Gibbons, Vice President-Corporate Affairs
Wynn's International, Inc.
500 North State College Boulevard, Suite 700, Orange, CA 92668
(714) 938-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 31, 1991
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.
/ X / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       SCHEDULE 13D

CUSIP No. 983195 10 8

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      James Carroll
      ###-##-####

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a)
                                                                         (b)

SEC USE ONLY


SOURCE OF FUNDS*
      PF

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

SOLE VOTING POWER
      397,350

SHARED VOTING POWER
      Not applicable

SOLE DISPOSITIVE POWER
      397,350

SHARED DISPOSITIVE POWER
      Not applicable

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      397,350

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*


PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.0%

TYPE OF REPORTING PERSON*
      IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
Item 1.     Security and Issuer

      The class of equity securities to which this statement relates is the Common Stock, $1.00 par value per share ("Common Stock"), of Wynn's International, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 500 North State College Boulevard, Suite 700, Orange, California 92668.

Item 2.     Identity and Background

      (a)   The person filing this statement is James Carroll.

      (b)   The business address of Mr. Carroll is:

            c/o Wynn's International, Inc.
            500 North State College Boulevard
            Suite 700
            Orange, California 92668

      (c) Mr. Carroll is the President and Chief Executive Officer of the Company. The principal business of the Company is the manufacture of automobile parts and accessories. The address of the Company is 500 North State College Boulevard, Suite 700, Orange,
California 92668.

      (d) During the last five years, Mr. Carroll has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the last five years, Mr. Carroll has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Carroll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Carroll is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

      Mr. Carroll expended $934,225 of his personal funds to acquire the shares of Common Stock identified in Item 5(a) below. No part of such funds was borrowed by Mr. Carroll.

Item 4.     Purpose of Transaction

      Mr. Carroll's purchases of the Common Stock were made for investment purposes.

Item 5.     Interest in Securities of the Issuer

      (a) Mr. Carroll is the beneficial owner of 397,350 shares of Common Stock, including 159,900 shares of Common Stock which Mr. Carroll has the right to acquire upon the exercise of stock options. Such 397,350 shares represent 7.0% of the outstanding shares of Common Stock of the Company. Mr. Carroll became the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company on August 31, 1991, when he became vested in certain stock options which, when aggregated with the Common Stock beneficially owned by him at that time, totaled 201,800 shares comprising 5.5% of the then outstanding shares of Common Stock.

      (b) Mr. Carroll has the sole power to vote and the sole power to dispose of 397,350 shares of Common Stock.

      (c) On December 13, 1993, the Company granted to Mr. Carroll a restricted stock award consisting of 60,000 shares of Common Stock at a cost of $0.01 per share. Such shares will vest in equal annual installments over a three-year period and are included in the 397,350 shares referred to in Item 5(a) above. On February 10, 1994, Mr. Carroll became vested in stock options covering 8,400 shares of Common Stock. Such options remain outstanding as of the date of this statement.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Carroll.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Not applicable.

Item 7.     Material to be Filed as Exhibits

      Not applicable.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 17, 1994
	                                       /S/ James Carroll
                                    --------------------------
                                           James Carroll